EXHIBIT 99.2

IDENTIFICATION OF RELEVANT SUBSIDIARIES

Xiaoyan Lu is the control person of the following subsidiaries which acquired the security being reported on by him:

•	Unicentury Holdings Limited, a British Virgin Islands company wholly owned by Xiaoyan Lu, holds 16,931,824 Class B ordinary shares of YXT.COM GROUP HOLDING LIMITED (the “Company”);

•	DZQH Holdings Limited, a company registered in British Virgin Islands and ultimately controlled by its sole director, Xiaoyan Lu, holds 3,636,736 Class A ordinary shares of the Company;

•	XZY Holdings Limited, a company registered in British Virgin Islands and ultimately controlled by its sole director, Xiaoyan Lu, holds 6,120,849 Class A ordinary shares of the Company.